Exhibit 99.3

press release

ArcelorMittal announces results of its General Meetings

8 June 2021, 14:15 CET

The Annual General Meeting and Extraordinary General Meeting (‘General Meetings’) of shareholders of ArcelorMittal (‘the Company’) held today approved all resolutions by a strong majority. Over 73.5% of the voting rights were represented at the General Meetings. In view of the Covid-19 outbreak, the Board of Directors of ArcelorMittal had decided to hold this year’s General Meetings by virtual-only format, as permitted by Luxembourg law. The meeting was preceded by a virtual one-hour Q&A session with shareholders.

Arrangements were made to allow shareholders to vote electronically and by proxy voting. The results of the votes will be posted shortly on https://corporate.arcelormittal.com under ‘Investors – Equity investors – Shareholders events – AGM – General Meetings of shareholders, 8 June 2021’ where the full documentation regarding the General Meetings is available.

In particular, the shareholders, approved the distribution of a dividend of US$ 0.30 per share, the re-election of Mrs. Karyn Ovelmen and Mr. Tye Burt and the election of Mrs. Clarissa Lins as directors of ArcelorMittal, for a term of three years each. Shareholders also approved the decision to cancel shares and to consequently reduce the issued share capital following the cancellation of shares repurchased under its share buyback program as required.

ENDS